EIGER TO DELIST FROM TSX

Toronto, March 28, 2008 - Eiger Technology (TSX: AXA, OTCBB: ETIFF) ("Eiger" or the “Company”) announces that the Listings Committee of Toronto Stock Exchange (TSX), at a hearing held on March 26, 2008, determined to delist the common shares of the Company.  The TSX Committee believes that the Company has not satisfied the TSX’s Continued Listing Policies.  The delisting will be effective at the close of business on April 25, 2008.

The TSX delisting does not affect Eiger’s status as a foreign private issuer in the U.S. and its continued listing over the OTC Bulletin Board under symbol “ETIFF”.  The Company is currently reviewing alternative listings in Canada; either on the TSX Venture or NEX Exchanges.

Eiger has been a reporting issuer in Canada since 1991.  Over the last year, new management was instituted and has since implemented several changes to personnel, capitalization and strategy in order to position Eiger for renewed growth.  The Company recently announced its intention to continue its business with an emphasis on the gaming sector and currently has several initiatives under development.  The Company also has a plan to strengthen its capital position over the near term.  As Eiger has now reached a point where it is financially sound and poised for growth through new initiatives, management will assess what Exchange is best suited to execute the Company’s announced restructuring plans from and will advise shareholders of its intentions when determined.

Eiger Technology, Inc., headquartered in Toronto, Ontario, is a management company that is trades under the symbol AXA on the TSX Exchange and under the symbol ETIFF on the Over the Counter Bulletin Board.  For more information please call (416) 477-5656 or refer to www.sedar.com.

The management of the company, who take full responsibility for its content, prepared this press release. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This press release contains forward-looking statements relating to future events and results that are based on Eiger's current expectations. These statements involve risks and uncertainties including, without limitation, Eiger's ability to successfully develop and market its products, consumer acceptance of such products, competitive pressures relating to price reductions, new product introductions by third parties, technological innovations, and overall market conditions. Consequently, actual events and results in future periods may differ materially from those currently expected.

For more information contact:
John Simmonds
Eiger Technology, Inc.
Telephone: (416) 477-5656, Ext. 301